Vote FOR Proposal #5 to Require an Independent Chair at PepsiCo (NYSE: PEP) Meeting Date: May 1, 2019

Dear fellow PepsiCo shareholder:

SumOfUs, an institutional shareholder of PepsiCo, urges you to vote FOR Proposal 5 at the annual meeting of PepsiCo shareholders on May 1, 2019.1 Proposal 5 calls on PepsiCo to have an independent chair of the board of directors.

We believe a structure where the CEO runs the business and is accountable to a board led by an independent chair is in the best interests of PepsiCo shareholders. Except for occasional brief “apprenticeship” periods at the outset of their CEO service, PepsiCo CEOs have also held the role of Board Chair for over two decades, but this is out of step with modern best practice.

A board led by an independent chair helps ensure that the board is fully informed and willing to ask difficult questions of corporate management. Relying on a presiding director is insufficient, in our view, because the ultimate responsibility for board leadership remains with CEO and Board Chair Ramon LaGuarta. We believe that the CEO should not be his or her own boss, and that the board of directors should have the power to hold the CEO to account.

An independent board chair is a corporate governance best practice supported by the Council of Institutional Investors, GMI Ratings, Glass Lewis, and other corporate governance advisors. CEOs that report to a board chaired by an independent director are paid about 20% less than their peers, according to a 2016 study by proxy advisory firm Institutional Shareholder Services.2 We view CEO compensation as a visible indicator of the robustness of board oversight.

Investors look to the board to advance a long-term outlook, as a counterweight to the shorter-term approaches of traders and company management.3 In particular, we think this long term board oversight is essential for PepsiCo to address a number of sustainability issues related to palm oil in its business model that could have an adverse effect on PepsiCo’s brand and income.4 According to leading ESG research firm Sustainalytics, “Child labour and substandard working conditions are a systemic issue across the palm oil industry, and PepsiCo has been considered a laggard in addressing related challenges.”5

PepsiCo faces reputational risk due to human rights, labor rights, and child labor abuses committed on palm oil plantations by PepsiCo’s Indonesian joint venture partner Indofoods.6 While competitor Nestlé ended its joint venture with Indofoods in light of the company’s expulsion from the Roundtable on Sustainable Palm Oil, the global palm oil standards body, Pepsi has not exited its own joint venture.

___________

1 For text of shareholder proposal, please see https://www.sec.gov/Archives/edgar/data/77476/000120677419000992/pep3495251-def14a.htm#ShareholderProposalRegardingIndependentBoardChairmanProxyItemNo

2 Francis, Theo, and Joann S. Lublin. "CEO Pay Depends on Board's Independence." The Wall Street Journal. Dow Jones & Company, 09 Mar. 2016. Web. 15 June 2017.

3 See, e.g., Ronald P. O’Hanley, “Long-Term Value Begins at the Board,” Speech to the Weinberg Center 2017 Corporate Governance Symposium, 07 Mar. 2017 (available at https://corpgov.law.harvard.edu/2017/03/20/long-term-value-begins-at-the-board/)

4 “PepsiCo urged to cut ties with Indofood over RSPO fiasco” The Grocer, February 4, 2019. Available at https://www.thegrocer.co.uk/buying-and-supplying/sourcing/pepsico-urged-to-cut-ties-with-indofood-over-rspo-fiasco/576238.article

5 “PepsiCo ESG Risk Ratings Report,” Sustainalytics, April 1, 2019.

6 “PepsiCo supplier Indofood accused of child labour, violations,” Eco-Business, June 10, 2016. Available at https://www.eco-business.com/news/pepsico-supplier-indofood-accused-of-child-labour-violations/

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

April 17, 2019	Page 2

Across the globe, companies are winning customers for taking proactive stances against conflict palm oil, such as supermarket chain Iceland in the UK. Customers and legislators are turning against unsustainable palm oil, and are increasingly critical of bad actors. This year, the EU banned palm oil in biodiesel after a huge public campaign that attracted support from over 650,000 people.

CEO Ramon Laguarta is ignoring PepsiCo’s ties to conflict palm oil company Indofood, and right now the board lacks the power to hold him to a higher standard.

We believe that the issue of sustainability and brand damage related to Indofoods is only one of many areas where independent oversight of PepsiCo’s management, by a board of directors chaired by an independent director, would benefit the long term value of PepsiCo shares.

We urge you to vote FOR Proposal 5.

Sincerely,

Lisa Lindsley

lisa@sumofus.org

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.